

September 10, 2010

Via U.S. Mail and Facsimile

Kay M. Hoveland
President, Chief Executive Officer and Director
Kaiser Federal Financial Group, Inc.
1359 North Grand Avenue
Covina, CA 91724

> **Re:** **Kaiser Federal Financial Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 25, 2010**
> **File No. 333-167179**

Dear Ms. Hoveland:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed August 25, 2010

Calculation of Registration Fee

1. We note your reliance on Rule 457(p) in calculating the registration fee. We also note, however, that you filed a post-effective amendment to deregister the unsold securities for which the earlier filing fee was paid. Rule 457(p) does not permit fee offset from unsold shares that were deregistered before

the new registration statement is filed. See Release No. 33-7943, n. 68 (Mar. 7, 2001). Accordingly, please pay the total filing fee currently due.

Risk Factors

Further deterioration of economic conditions …, page 20

2. We note your response to comment 6 in our letter dated June 23, 2010. Please revise to disclose whether the percentage of loans delinquent 90 days to total loans and the percentage of non-performing loans to total loans improved or deteriorated since March 31, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney

cc: Richard S. Garabedian, Esq.
        Benjamin M. Azoff, Esq.
        Michael Epshteyn, Esq.
            Luse Gorman Pomerenk & Schick, P.C.